EXHIBIT 99.1

Hydrogenics Reports Fourth Quarter and Full Year 2016 Results

Significant Potential for Growth in 2017

MISSISSAUGA, Ontario, March 08, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported fourth quarter and full year 2016 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

2016 Highlights

“We ended the year with lower revenue than 2015 but our strongest backlog ever, along with increased optimism about the order flow for 2017 and beyond,” said Daryl Wilson, Hydrogenics’ CEO. “As anticipated, fourth quarter revenue was an increase sequentially over the third quarter. This increase reflects the first of our pre-commercial fuel cell shipments to Alstom Transport to be used in first of a kind zero emission fuel cell powered commuter trains. In addition, we realized additional sales to China of fuel cell power modules to power buses in major metropolitan areas. We anticipate an increase in revenue this year reflecting deliveries out of backlog along with new orders signed and delivered in 2017. We continue to pursue hydrogen-based energy production applications throughout Asia with Kolon and, at the same time, look forward to the opening of our Power-to-Gas facility in Toronto this spring – which will provide ongoing recurring revenue to Hydrogenics as well as the opportunity for enhancements, upgrades, and additional orders.

“Going forward, we see strong interest in our products across China and are upbeat that growth trends here will positively impact Hydrogenics as well as the entire fuel cell industry. Hydrogenics is also expected to benefit from the trend towards increased energy storage and hydrogen fueling station applications as well as higher demand for electrolyzers for industrial, fueling and energy storage applications across key markets such as Europe and Russia. In total, we believe revenue for 2017 will well surpass 2016 leaving us optimistic about the quarters to come.”

Summary of Results for the Quarter Ended December 31, 2016 (compared to the Quarter Ended December 31, 2015 unless otherwise noted)

  Company revenue was $8.7 million for the fourth quarter of 2016, a decrease of 23% year-over-year. The decline reflects lower revenue within the Company’s OnSite Generation business due to the timing deliveries, partially offset by an increase in shipments within the Company’s Power Systems business related to Chinese mobility orders and commuter trains in Europe.

  Gross profit was $2.0 million (22.5% of revenue) compared to $1.7 million (14.7% of revenue) in the fourth quarter of 2015. The increase in gross profit was principally due to product mix with a large lower-margin project included in results in the fourth quarter of 2015.

  Cash operating costs1 increased $0.2 million to $3.8 million for the current quarter compared to $3.6 million for the prior-year period due to higher SG&A, partially offset by a $0.2 million reduction in net R&D expense.

  The Company’s Adjusted EBITDA2 loss decreased slightly to $1.7 million for the three months ended December 31, 2016 from $1.8 million for the same period in 2015. This change reflects the net of the increases in gross profit and cash operating costs noted above.

  The net loss for the quarter was $2.5 million, or $(0.20) per share, versus $2.1 million, or $(0.20) per share, in the prior-year period.

  Hydrogenics secured $13.4 million of orders for renewable energy storage, industrial gas and power system applications during the quarter, resulting in an order backlog of $106.6 million as of December 31, 2016. Order backlog movement during the fourth quarter (in $ millions) was as follows:

	September 30, 2016 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2016 backlog
OnSite Generation	$17.1	$8.1	$(0.6)	$3.8	$20.8
Power Systems	89.1	5.3	(3.7)	4.9	85.8
Total	$106.2	$13.4	$(4.3)	$8.7	$106.6

  Of the above backlog of $106.6 million, Hydrogenics expects to recognize approximately $38 million in the following twelve months as revenue. In addition, revenue for the year ending December 31, 2017 will also include orders received and delivered in 2017.

Summary of Results for the Year Ended December 31, 2016 (compared to the Year Ended December 31, 2015, unless otherwise noted)

  Revenue decreased by $7.0 million, or 19%, to $29.0 million for the year ended December 31, 2016 compared to $35.9 million in the prior year. The year-over-year decrease was due to (i) a decline in electrolyzer sales for energy storage and industrial applications, reflecting market dynamics; and (ii) the delivery of certain significant projects in 2015 that were not repeated in 2016; partially offset by (iii) higher sales to the Chinese mobility market in 2016; and (iv) increased shipments to Europe for commuter rail fuel cell systems.

  Gross margin increased to 20.7% in 2016 from 16.6% in 2015, reflecting the fact that several first-of-their-kind projects with lower margin profiles negatively impacted results in 2015. Fiscal 2016 was also positively impacted by increased revenue within the Chinese mobility market, partially offset by lower absorption of indirect fixed overhead costs and changes in product mix (including a lower proportion of custom projects such as engineering services).

  Cash operating costs were $13.9 million in 2016 compared to $14.1 million for 2015, with the lower costs a result of a decrease in net R&D expenditures, partially offset by the increase in SG&A expense excluding stock-based compensation and amortization and depreciation.

  Hydrogenics’ Adjusted EBITDA loss decreased to $7.6 million for the year ended December 31, 2016 from $7.9 million in the prior-year period due to a reduction in net R&D expenditures of $0.5 million, partially offset by an increase in SG&A expense (excluding stock-based compensation and depreciation and amortization) of $0.2 million.

  Net loss for the year ended December 31, 2016, was $9.9 million, or $(0.79) per share, compared to a net loss of $11.4 million, or $(1.12) per share, for the prior year. The net loss in 2016 reflects a year-over-year increase in “other finance gains (losses)” of $2.1 million given a change in the fair value of outstanding warrants of $0.8 million due to a decrease in Hydrogenics’ share price. The 2015 figures included the issuance of warrants ($0.9 million) as well as fair value adjustments related to foreign exchange forward contracts ($0.6 million). Also contributing to the decrease in net loss was a decline in R&D expense, as noted above. This change was partially offset by an increase in SG&A expense of $0.6 million and higher interest expense of $0.4 million due to debt outstanding for a greater period of the year.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company’s share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details
Hydrogenics will hold a conference call at 10:00 a.m. EST on March 8, 2017 to review the fourth quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss (in thousands of US dollars) (unaudited) Cash operating costs

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
Selling, general and administrative expenses	$3,106	$2,491	$10,825	$10,215
Research and product development expenses	745	963	3,576	4,070
Total operating costs	$3,851	$3,454	$14,401	$14,285
Less: Depreciation of property, plant and equipment and intangibles	(109)	(102)	(407)	(374)
Less: Compensation costs indexed to share price	190	(173)	290	234
Less: Stock-based compensation losses	(136)	414	(390)	(43)
Cash operating costs	$3,796	$3,593	$13,894	$14,102

Adjusted EBITDA
	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
Net loss	$(2,504)	$(2,122)	$(9,857)	$(11,442)
Finance loss (income)	618	343	1,451	3,128
Depreciation of property, plant and equipment and intangible assets	203	182	751	630
Compensation indexed to share price	(190)	173	(290)	(234)
Stock-based compensation expense	136	(414)	390	43
Adjusted EBITDA	$(1,737)	$(1,838)	$(7,555)	$(7,875)

Hydrogenics Corporation Condensed Interim Consolidated Balance Sheets (in thousands of US dollars) (unaudited)

	December 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$10,338	$23,398
Restricted cash	405	971
Trade and other receivables	9,802	10,419
Inventories	17,208	14,270
Prepaid expenses	918	428
	38,671	49,486
Non-current assets
Restricted cash	535	532
Investment in joint venture	1,750	1,951
Property, plant and equipment	4,095	3,049
Intangible assets	203	215
Goodwill	4,019	4,135
	10,602	9,882
Total assets	$49,273	$59,368

Liabilities
Current liabilities
Operating borrowings	$2,111	$1,086
Trade and other payables	7,235	7,776
Financial liabilities	3,939	9,034
Warranty provisions	1,221	2,255
Deferred revenue	10,788	10,146
	25,294	30,297
Non-current liabilities
Other non-current liabilities	9,262	3,121
Non-current warranty provisions	841	938
Non-current deferred revenue	3,494	4,764
	13,597	8,823
Total liabilities	38,891	39,120
Equity
Share capital	365,923	365,824
Contributed surplus	19,255	18,964
Accumulated other comprehensive loss	(3,623)	(3,224)
Deficit	(371,173)	(361,316)
Total equity	10,382	20,248
Total equity and liabilities	$49,273	$59,368

Hydrogenics Corporation Consolidated Interim Statements of Operations and Comprehensive Loss (in thousands of US dollars, except share and per share amounts) (unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2016	2015	2016	2015
Revenues	$8,730	$11,321	$28,990	$35,864
Cost of sales	6,765	9,646	22,995	29,893
Gross profit	1,965	1,675	5,995	5,971
Operating expenses
Selling, general and administrative expenses	3,106	2,491	10,825	10,215
Research and product development expenses	745	963	3,576	4,070
	3,851	3,454	14,401	14,285
Loss from operations	(1,886)	(1,779)	(8,406)	(8,314)

Finance income (expenses)
Interest expense, net	(452)	(379)	(1,762)	(1,322)
Foreign currency gains (losses), net	(229)	(47)	(268)	(428)
Loss from joint venture	(130)	45	(156)	(40)
Other finance gains (losses)	193	38	735	(1,338)
Finance loss, net	(618)	(343)	(1,451)	(3,128)

Loss before income taxes	(2,504)	(2,122)	(9,857)	(11,442)
Income tax expense	-	-	-	-
Net loss for the period	(2,504)	(2,122)	(9,857)	(11,442)

Items that will not be reclassified subsequently to net loss:
Re-measurement of actuarial liability	(101)	(96)	(101)	(104)
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	(744)	(336)	(298)	(1,284)
Comprehensive loss for the period	$(3,349)	$(2,554)	$(10,256)	$(12,830)

Net loss per share
Basic and diluted	$(0.20)	$(0.20)	$(0.79)	$(1.12)

Hydrogenics Corporation Consolidated Interim Statements of Cash Flows (in thousands of US dollars) (unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2016	2015	2016	2015
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(2,504)	$(2,122)	$(9,857)	$(11,442)
(Increase) decrease in restricted cash	171	107	542	2,172
Items not affecting cash
Loss on disposal of assets	5	9	5	9
Amortization and depreciation	203	182	751	630
Unrealized losses on hedging	-	(68)	-	43
Other finance losses (gains), net	(238)	(133)	(760)	752
Unrealized foreign exchange (gains) losses	1	(339)	146	(369)
Unrealized (gain) loss on joint venture	130	(45)	156	40
Accreted non-cash and unpaid interest and amortization of deferred financing fees	259	237	1,086	920
Stock-based compensation	136	(414)	390	43
Stock-based compensation - RSUs and DSUs	(190)	173	(290)	(234)
Net change in non-cash working capital	1,565	3,173	(5,382)	1,598
Cash used in operating activities	(462)	760	(13,213)	(5,838)

Investing activities
Purchase of property, plant and equipment	(777)	(475)	(2,955)	(2,028)
Receipt of government funding	811	-	1,201	118
Purchase of intangible assets	(1)	(24)	(48)	(105)
Cash used in investing activities	33	(499)	(1,802)	(2,015)

Financing activities
Repayment of long-term debt - institutional	(7,500)	-	(7,500)	-
Repayment of repayable government contributions and long-term debt - Province of Ontario	(211)	(51)	(374)	(213)
Proceeds of borrowings, net of transaction costs	8,715	-	8,715	6,866
Proceeds (repayment) of operating borrowings	(99)	(1,139)	1,072	1,113
Common shares issued and stock options exercised, net of issuance costs (note 18)	-	17,550	-	17,559
Cash provided by (used in) financing activities	905	16,360	1,913	25,325

Increase (decrease) in cash and cash equivalents during the period	476	16,621	(13,102)	17,472
Cash and cash equivalents - Beginning of period	9,997	6,930	23,398	6,572
Effect of exchange rate fluctuations on cash and cash equivalents held	(135)	(153)	42	(646)
Cash and cash equivalents - End of period	$10,338	$23,398	$10,338	$23,398

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com